SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                            ORTEC INTERNATIONAL, INC.
                      ------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                    68749B108
                              --------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                     --------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 12, 1997
                        --------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 7 Pages

                                                               Page 2 of 7 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1        Name of Reporting Person
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            679,200\1\

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [_]

13       Percent of Class Represented By Amount in Row (11)

                                            13.66%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
\1\  See Item 5.

                                                               Page 3 of 7 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1        Name of Reporting Person
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            679,200\1\

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [_]

13       Percent of Class Represented By Amount in Row (11)

                                            13.66%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
\1\  See Item 5.

                                                               Page 4 of 7 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1        Name of Reporting Person
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            679,200\1\

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [_]

13       Percent of Class Represented By Amount in Row (11)

                                            13.66%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
\1\  See Item 5.

                                                               Page 5 of 7 Pages

          This Amendment No. 5 to Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Shares"), of Ortec International, Inc. (the "Issuer"). This Amendment No. 5 supplementally amends the initial statement on Schedule 13D dated September 29, 1997, filed by the Reporting Persons (as defined herein) and all amendments thereto (collectively, the "Initial Statement"). This Amendment No. 5 is being filed to report that as a result of a recent acquisition of Shares of the Issuer, the number of Shares of which the Reporting Persons may be deemed the beneficial owners has increased by more than one percent of the total outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 3.   Source and Amount of Funds or Other Consideration.

          JS&C expended approximately $1,071,021 of the working capital of Quasar Partners to purchase the Shares reported herein as being acquired since November 20, 1997 (the date of filing of the last statement on Schedule 13D).

          The Shares held for the account of Quasar Partners may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.   Interest in Securities of the Issuer.

          (a) As a consequence SFM LLC's ability to terminate the JS&C Contract with respect to all investments, including those involving the Shares, and acquire voting and dispositive power over the Shares within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of the 679,200 Shares held for the account of Quasar Partners (approximately 13.66% of the total number of Shares outstanding).

          (b) The power to direct the voting and disposition of the Shares held for the account of Quasar Partners is currently vested in JS&C pursuant to the JS&C Contract. SFM LLC has the contractual authority on behalf of Quasar Partners to terminate the JS&C Contract within 60 days and, as a result, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have the ability to acquire the voting and dispositive power held by JS&C with respect to the 679,200 Shares.

          (c) Except for the transactions disclosed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since November 20, 1997 (the date of filing of the last statement on Schedule 13D) by any of the Reporting Persons or Quasar Partners.

          (d) The partners of Quasar Partners, including Quasar International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

          (e)  Not applicable.

                                                               Page 6 of 7 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 18, 1997

                                        SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact



                                                                                             Page 7 of 7 Pages

                                                    ANNEX A

                                  RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                           ORTEC INTERNATIONAL, INC.




                                   Date of                 Nature of          Number of          Price Per
For the Account of                 Transaction            Transaction           Shares             Share
------------------                 -----------            -----------         ---------          ---------
Quasar Partners1                   11/21/97                   BUY               1,000              14.8750
                                   11/24/97                   BUY               5,000              14.5000
                                   11/26/97                   BUY               5,000              14.5620
                                   11/28/97                   BUY               2,000              14.0000
                                   12/01/97                   BUY               5,000              14.2500
                                   12/02/97                   BUY               2,000              14.2500
                                   12/03/97                   BUY               8,000              14.3120
                                   12/05/97                   BUY               5,000              14.8120
                                   12/08/97                   BUY               1,600              14.8120
                                   12/09/97                   BUY               2,000              15.0000
                                   12/10/97                   BUY               5,000              14.8750
                                   12/11/97                   BUY               5,000              14.5620
                                   12/12/97                   BUY               5,000              14.5000
                                   12/15/97                   BUY               3,800              14.1870
                                   12/16/97                   BUY               4,400              14.1870
                                   12/17/97                   BUY              14,500              14.1250



--------
1        Transactions effected at the direction of JS&C.
